UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

CTI Group (Holdings) Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

126431 10 5

(CUSIP Number)

Chad J. Rubin

Duane Morris LLP

30 S. 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126431 10 5	Page 2 of 7

1.	Names of reporting persons. Salah N. Osseiran
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Lebanon
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by the reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person (see instructions) IN

CUSIP No. 126431 10 5	Page 3 of 7

1.	Names of reporting persons. Salah N. Osseiran Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization The Bahamas
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by the reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person (see instructions) OO

CUSIP No. 126431 10 5	Page 4 of 7

1.	Names of reporting persons. Fairford Holdings Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by the reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person (see instructions) CO

CUSIP No. 126431 10 5	Page 5 of 7

EXPLANATORY NOTE

This Amendment No. 8 (this “Amendment No. 8”) amends Items 4 and 5 to reflect changes to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2001, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on June 24, 2002; Amendment No. 2 to Schedule 13D filed with the SEC on February 29, 2008; Amendment No. 3 to Schedule 13D filed with the SEC on March 10, 2009; Amendment No. 3 to Schedule 13D filed with the SEC on March 8, 2013; Amendment No. 4 to Schedule 13D filed with the SEC on November 1, 2013; Amendment No. 5 to Schedule 13D filed with the SEC on December 30, 2013; Amendment No. 6 to Schedule 13D filed with the SEC on June 18, 2014; and Amendment No. 7 to Schedule 13D filed with the SEC on October 19, 2015 (as so amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On October 18, 2015, CTI Group (Holdings) Inc., a Delaware corporation (the “Issuer”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Enghouse Systems Limited, an Ontario corporation (“Parent”), and New Acquisitions Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), pursuant to which Purchaser agreed to acquire the Issuer pursuant to a tender offer transaction.

Pursuant to the Merger Agreement, on November 4, 2015, Purchaser commenced a tender offer (the “Offer”) to purchase all the outstanding shares of the Issuer’s Class A common stock, par value $0.01 per share (“Common Stock”), at a cash purchase price of $0.61 per share, without interest and less any applicable withholding taxes (the “Offer Price”).

On December 4, 2015 at 9:00 a.m. New York City time, the Offer expired. Upon the expiration of the Offer, Purchaser accepted for payment an aggregate of 18,182,655 shares of Common Stock tendered by Mr. Osseiran, Salsel Corporation Limited (“Salsel”) and Fairford Holdings Limited (“FHL” and, together with Mr. Osseiran and Salsel, the “Reporting Persons”), at a cash purchase price equal to the Offer Price per share, including 6,250 shares of Common Stock held of record by Mr. Osseiran, 45,000 shares of Common Stock held of record by Salsel, and 18,131,405 shares of Common Stock held of record by FHL.

On December 7, 2015, Purchaser was merged (the “Merger”) with and into the Issuer. In connection with the Merger:

•	All of Mr. Osseiran’s stock options issued by the Issuer to purchase 250,000 shares of Common Stock were canceled, and, in exchange therefor, Mr. Osseiran became entitled to receive, in consideration of the cancellation of such stock options and in settlement therefor, a bonus equal to an amount in cash (without interest and subject to any applicable withholding of taxes required by applicable law in accordance with the Merger Agreement) equal to (i) the excess, if any, of (x) the Offer Price per share of Common Stock over (y) the exercise price per share of Common Stock previously subject to such stock options, multiplied by (ii) the total number of shares of Common Stock previously subject to such stock options; and

•	All of the warrants issued by the Issuer to Fairford Holdings Europe AB (formerly Fairford Holdings Scandinavia AB) (“Fairford Europe”), an indirect subsidiary of Salsel, to purchase 1,040,170 shares of Common Stock were canceled, and, in exchange therefor, Fairford Europe became entitled to receive, in consideration of the cancellation of such warrants and in settlement therefor, a bonus equal to an amount in cash (without interest and subject to any applicable withholding of taxes required by applicable law in accordance with the Merger Agreement) equal to (i) the excess, if any, of (x) the Offer Price per share of Common Stock over (y) the exercise price per share of Common Stock previously subject to such warrants, multiplied by (ii) the total number of shares of Common Stock previously subject to such warrants.

In connection with the Merger, Mr. Osseiran resigned as a director of Issuer.

CUSIP No. 126431 10 5	Page 6 of 7

Other than set forth above, the Reporting Persons do not presently have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (b) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirely as follows:

(a)-(b) There were 42,116,421 shares of Common Stock outstanding as of December 7, 2015, as provided by the Issuer to the Reporting Persons.

The 0 shares of Common Stock beneficially owned by the Reporting Persons represent 0.0% of the outstanding shares of Common Stock. Accordingly, the Reporting Persons do not have sole or shared voting or dispositive power with respect to shares of Common Stock.

(c) Except as set forth in Item 4 above, there have been no transactions by the Reporting Persons in shares of Common Stock during the last 60 days.

(d) Not applicable.

(e) The Reporting Persons ceased to be beneficial owners of more than 5% of the outstanding shares of Common Stock on December 4, 2015.

CUSIP No. 126431 10 5	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2015	/s/ Salah N. Osseiran
	Name:	Salah N. Osseiran

SALAH N. OSSEIRAN TRUST
	By:	GESTRUST SA, as Trustee

Date: December 8, 2015	By:	/s/ Diana Brush
	Name:	Diana Brush
	Title:	Senior Trust Manager

FAIRFORD HOLDINGS LIMITED

Date: December 8, 2015	By:	/s/ Bengt Dahl
	Name:	Bengt Dahl
	Title:	Director